[OYO GEOSPACE LETTERHEAD]

May 18, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Peggy Fisher

Re:	OYO Geospace Corporation—Registration Statement on Form S-3
Commission File No. 333-124314

Ladies and Gentlemen:

The undersigned hereby requests that the effectiveness of its Registration Statement on Form S-3, as amended, be accelerated so that such Registration Statement will become effective at 1:00 p.m. Eastern Time on Friday May 20, 2005, or as soon thereafter as practicable.

The undersigned acknowledges that:

(a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c) the undersigned may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or desire further information please contact Arthur H. Rogers of Fulbright & Jaworski L.L.P. at
(713) 651-5421.

Very truly yours,

/s/ Gary D. Owens
Gary D. Owens
Chairman, President & CEO